Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“we”, “our” or “us”) provides information that we believe is relevant to an assessment and understanding of the consolidated financial condition and results of our operations. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our significant accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in Note 3 of our annual consolidated financial statements as at and for the years ended December 31, 2020 and 2019, except for the voluntary change in our accounting policy for exploration and evaluation (“E&E”) expenditures, effective January 1, 2021. Refer to Note 2b of the condensed consolidated interim financial statements and the “Changes in Accounting Policies” section in this MD&A for further details.

Our functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides. The following abbreviations are used in this MD&A: t (tonnes), m (meters), tpd (tonnes per day), g/t (gram per tonne), Au (gold) and oz (troy ounces).

This MD&A is prepared as of May 4, 2021 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A. Other than disclosed in this MD&A, we do not have any material events after the reporting date to disclose.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate our underlying performance and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: total cash costs; all-in sustaining costs (“AISC”); average realized gold price; earnings before interest, taxes, depreciation and amortization (“EBITDA”); adjusted earnings and adjusted basic earnings per share; free cash flow and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	2

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated March 26, 2021, are available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

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FINANCIAL AND OPERATIONAL HIGHLIGHTS

Quarterly Gold Production	Revenue and Average Realized Price(1)

Total Cash Cost Per Ounce Sold(1)	AISC Per Ounce Sold(1)

Net Earnings and Adjusted Earnings(1) Per Share	EBITDA(1) and Free Cash Flow(1,2)

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[2]	Free cash flow(1) for Q4 2020 includes $100,000 in proceeds from the sale of the Snowfield Property.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	4

●	Our primary commitment remains the health and safety of our employees, contractors and neighbouring communities in northwest British Columbia (“BC”). We worked 692,213 hours with 1 lost-time injury during the first quarter 2021.

●	Operations maintained through the novel coronavirus (“COVID-19”) outbreak. Mining, milling and other development and exploration activities continued at reduced rates throughout the outbreak declared from February 10 to March 21, 2021. Additional protocols and procedures have been implemented to protect the health and safety of our workforce and local communities, including site-wide testing and the launch of a vaccination program.

●	Production was consistent with 85,795 ounces of gold produced in the first quarter 2021, compared to 82,888 ounces in the first quarter 2020. The increase in production was due to higher mill head grade of 8.2 grams per tonne gold slightly offset by lower throughput.

●	Increased revenues of $142,428 from the sale of 81,707 ounces of gold. Revenue in the first quarter 2021 represents a 12.5% increase over the first quarter 2020 driven primarily by a 12.4% increase in the average realized price(1) of gold to $1,804 per ounce and higher gold sales.

●	Another profitable quarter with $0.14 net earnings per share and $0.14 adjusted earnings per share(1,2). Net earnings were $26,595 and adjusted earnings(1,2) were $25,351 for the quarter, a substantial increase compared to the first quarter 2020, primarily due to higher revenues and lower deferred income taxes, partially offset by higher cost of sales. We revised our definition of adjusted earnings(1,2) in the first quarter of 2021 and as a result, adjusted earnings per share(1,2) has been reduced by $0.08 per share in the quarter when compared to our prior definition.

●	Increased revenues drove EBITDA(1) of $68,060 and free cash flow(1) generation of $50,969. EBITDA(1) in the first quarter 2021 increased 21.0% compared to the first quarter 2020. Free cash flow(1) in the first quarter 2021 was 21.9% higher than the first quarter 2020.

●	AISC(1) of $1,005 per ounce of gold sold below annual guidance. AISC(1) in the first quarter 2021 was consistent with AISC(1) of $996 per ounce of gold sold in the first quarter 2020. As a result of the COVID-19 outbreak, we incurred reduced levels of sustaining capital expenditures relative to expectations, which lowered AISC(1) for the quarter below our guidance range. We do not expect AISC(1) to be below our guidance range for the balance of 2021.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[2]	Refer to the revised definition of adjusted earnings in the “Non-IFRS Financial Performance Measures” section.

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●	We remain on track to achieve our 2021 operational and financial guidance, including production guidance between 325,000 and 365,000 ounces at an AISC(1) between $1,060 and $1,190 per ounce of gold sold. Due to the impacts of the COVID-19 outbreak on operational activities, combined with performance issues with several stopes during and following the outbreak, we currently expect gold production and grade in the second quarter of the year to be below our guidance range on an annualized basis.

●	Cash and cash equivalents increased to $208,934 as at March 31, 2021 from $174,753 as at December 31, 2020. As at March 31, 2021, we have available liquidity of $369,264 including cash and cash equivalents and the undrawn revolving portion of our Loan Facility (defined below). Subsequent to the quarter end, we voluntarily repaid the remaining amount of $38,000 on the revolving portion of our Loan Facility.

●	Underground drilling confirms potential for Mineral Resource expansion at Brucejack. Initial drill results intercepted high-grade gold mineralization and demonstrate the potential to extend the Valley of the Kings deposit directly to the north and at depth adjacent to existing infrastructure. Follow-up drill programs are currently under way and results are expected in the third quarter 2021.

OUR BUSINESS AND VALUES

We were formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. We operate our 100%-owned Brucejack Mine located in northwestern BC. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,306 hectares and forms part of our contiguous claims package that comprises over 122,000 hectares.

We were incorporated on October 22, 2010 under the laws of the Province of BC and our common shares are listed on the Toronto Stock Exchange (TSX.PVG) and the New York Stock Exchange (NYSE.PVG).

We are a growing mid-tier gold mining company. We strive for operating excellence and a commitment to the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

Our values are the cornerstone of how we operate and what we are known for:

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SIGNIFICANT BUSINESS DEVELOPMENTS

COVID-19 outbreak at Brucejack

We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic in 2020.

On February 10, 2021, a COVID-19 outbreak was declared at the Brucejack Mine by the BC Northern Health Medical Health Officer. To protect the health and safety of our workforce and local communities, we quickly implemented our COVID-19 confirmed case management plan which included enhanced outbreak protocols, restrictions on travel to and from the Brucejack Mine while site wide testing was conducted and an assessment by BC Northern Health could be completed.

On February 17, 2021, we announced that travel restrictions had been lifted and that additional protocols and procedures developed in collaboration with local indigenous partners and BC Northern Health had been implemented. These protocols and procedures include regular COVID-19 testing of all employees and contractors at the Brucejack Mine.

On March 21, 2021, BC Northern Health declared an end to the COVID-19 outbreak at the Brucejack Mine. Throughout the outbreak, mine and mill production continued at reduced rates due, in part, to our preparedness for such an event.

We continue to follow our COVID-19 management plans as well as directives of federal, provincial and regional authorities. We also continue to enhance our commitment to preventative measures for our workforce and local communities, and under the guidance of the local health authority, a program to administer COVID-19 vaccinations was initiated at the Brucejack Mine.

Any future impacts of COVID-19 remain uncertain, and the COVID-19 pandemic and any future emergence and spread of similar pathogens or another outbreak at the Brucejack Mine could have a material adverse impact on our business, operations and operating results, projects (including, without limitation, capital projects and associated costs and schedules), financial condition, liquidity and market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

Change in accounting policy – E&E expenditures

We adopted a voluntary change in our accounting policy for E&E expenditures, effective January 1, 2021 applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, we recognize these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, our policy was to capitalize E&E expenditures as E&E assets. Refer to the “Changes in Accounting Policies” section in this MD&A for further details.

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Resource expansion drilling results

On February 25, 2021 we announced the Phase 1 results from resource expansion drilling in the North Block Zone, as part of the 2020 resource expansion drill program (see news release dated February 25, 2021). High-grade gold mineralization was identified in three new areas located directly north of the Valley of the Kings deposit.

The 2020 reserve expansion program was designed to test for Valley of the Kings style mineralization to the north and at depth. Phase 1 of the program was drilled from the 1050-meter level in the mine to target an area extending up to 300 meters north of the current resource shell. The program comprised 7,011 meters in 38 drill holes. Drilling identified three new zones: (1) an extension of the Domain 13 Stockwork, which is currently being mined in the Valley of the Kings, (2) a newly identified corridor of gold mineralization in the footwall of the Domain 13 structure, located 300 meters north of the current resource shell, and (3) a previously unidentified zone of gold mineralization located within 50 meters of existing development.

Phase 2 of the North Block Zone program was designed to target an area up to 450 meters north of the current resource shell. Drilling was completed in 2020 and assay results are pending.

On May 3, 2021 we announced the results from the 1080 Level resource expansion drill program. The drill program, conducted from one of the lowest mining levels at the Brucejack Mine, intercepted high-grade gold mineralization at depth and to the east of the Valley of the Kings deposit. The 1080 Level resource expansion drill program was comprised of 14,009 meters in 59 drill holes, with 4 drill fans completed in the 1080 Level East and 2 drill fans completed in the 1080 Level West.

Drilling on the 1080 Level East and 1080 Level West intercepted high-grade gold mineralization up to 200 meters below and 200 meters east of the current Mineral Resource shell. Four intersections assayed above 1,000 grams per tonne gold. Drilling in the 1080 Level East intersected visible gold mineralization in breccias along the Bridge Zone Porphyry contact and in narrow quartz-carbonate veins within the Bridge Zone Porphyry. This is a new area of gold mineralization that presents the down dip extension of domains in higher levels of the mine. Drilling in the 1080 Level West identified high-grade gold mineralization in the footwall of the Domain 20 normal fault and the down dip extension of the Domain 20 quartz stockwork. See our news release dated May 3, 2021 for more information, including assay results.

In 2021, the 1080 Level resource expansion drill program will focus on infilling between the initial drill fans, particularly on the lower extents of the Brucejack Fault in the west and the visible gold mineralization associated with the Bridge Zone Porphyry contact in the east. Drilling is currently underway, and assay results are pending.

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2020 Mineral Reserve and Mineral Resource reconciliation

On February 25, 2021 we reported our 2020 Mineral Reserve and Mineral Resource reconciliation that was completed by evaluating the Mineral Reserves (the “2020 Mineral Reserves”) and Mineral Resources (the “2020 Mineral Resources”) detailed in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report (the “2020 Report”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective March 9, 2020 prepared by Tetra Tech Canada Inc. and other consultants, against the 2020 milled actuals for the period January 1, 2020 to December 31, 2020.

Reconciliation of 2020 Mineral Reserve to 2020 Milled Actuals(1)

	Tonnes (000’s)	Gold Grade(2) (g/t)	Contained Gold(4) Ounces (000’s)
2020 Milled Actuals	1,307	8.5	359
2020 Mineral Reserves(3)	1,255	9.1	368
Reconciliation (Actuals/Reserves)	104%	94%	97%

(1)	Rounding of some figures may lead to minor discrepancies in totals.

(2)	Gold grade of 2020 Mineral Reserves is inclusive of mining dilution and a mine call factor (the “Mine Call Factor”) that was applied to an area of the 2020 Mineral Reserve that is outside of the Mineral Resource area that was updated as part of the Mineral Reserve, Mineral Resource and life of mine plan updates reflected in the 2020 Report. The Mine Call Factor is a reconciliation factor which is derived from operations experience. The Mine Call Factor is determined by applying an upper limit to the reserve stope grade, where the upper limit is determined by the average diamond drill hole spacing of the reserve shape. Stopes with a lower average diamond drill hole spacing (higher drill density) have a lower resulting Mine Call Factor than stopes with greater diamond drill hole spacing (lower drill density). Refer to the 2020 Report for more information on the Mine Call Factor.

(3)	Material included in the 2020 Mineral Reserves is inclusive of all reserve material depleted in 2020.

(4)	Contained gold is not inclusive of milling recovery.

The 2020 milled actuals contained approximately 4% more tonnes than the 2020 Mineral Reserves primarily due to mining out-of-reserve material deemed economic by the grade control program as well as greater than planned stope dilution. Compared to the Mineral Reserve reconciliation for 2019, the 2020 Mineral Reserve gold grade reconciliation improved from 72% in 2019 to 94% in 2020 (Actuals/Reserves). Reconciliation of the January 2020 Mineral Resource model for the period January 1, 2020 to December 31, 2020 was approximately 100% on tonnes and 129% on ounces (Actuals/Resources).

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2021 Brucejack Mine Mineral Reserves and Mineral Resources

As of January 1, 2021, the total Mineral Reserves and total Mineral Resources at the Brucejack Mine were as set out below. These Mineral Reserves and Mineral Resources are based on the 2020 Mineral Reserves and 2020 Mineral Resources, respectively, excluding the respective Mineral Reserve and Mineral Resource material depleted in 2020.

2021 Brucejack Mine total Mineral Reserve(1,2,3,4,7)

Zone		Ore Tonnes (Mt)	Grade		Contained Ounces
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

Valley of the Kings Zone(5)	Proven	1.0	8.9	10.7	0.3	0.3
	Probable	10.5	8.7	9.7	2.9	3.3
	Total	11.5	8.7	9.8	3.2	3.6
West Zone(6)	Proven	1.4	7.2	383.0	0.3	17.4
	Probable	1.5	6.5	181.0	0.3	8.6
	Total	2.9	6.8	278.5	0.6	26.0
Total Mine	Proven	2.4	7.9	230.0	0.6	17.7
	Probable	12.0	8.4	31.1	3.3	11.9
	Total	14.4	8.3	63.8	3.9	29.6

(1)	Mineral Reserves exclude all Mineral Reserve material depleted prior to January 1, 2021.

(2)	Valley of the Kings Mineral Reserves based on $180/t net smelter return (“NSR”) cut-off grade, $1,250/oz gold, $15.60/oz silver, C$1:US$0.78 exchange rate.

(3)	Tonnes, grade and contained metal figures in totals may differ due to rounding.

(4)	Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill and therefore not inclusive of milling recoveries.

(5)	Mineral Reserve Grade for the Valley of the Kings is inclusive of the Mine Call Factor and mining dilution. Refer to the 2020 Report for more information on the Mine Call Factor.

(6)	The West Zone Mineral Reserve was not updated, and the Mine Call Factor was not applied.

(7)	See the 2020 Report, filed under our profile on the SEDAR website, for further details on the processes used for the estimation of Mineral Resources, including data verification measures undertaken.

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2021 Brucejack Mine total Mineral Resource (1,2,3,4,5,6,7)

Zone	Confidence Category	Ore Tonnes (Mt)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

Valley of the Kings Zone	Measured	1.9	10.1	12.2	0.6	0.8
	Indicated	15.6	11.3	12.2	5.7	6.1
	Total M+I	17.6	11.2	12.2	6.3	6.9
	Inferred	5.4	13.3	15.9	2.3	2.8
West Zone	Measured	2.4	5.9	347	0.5	26.8
	Indicated	2.5	5.9	190	0.5	15.1
	Total M+I	4.9	5.9	267	0.9	41.9
	Inferred	4.0	6.4	82	0.8	10.6
Total Mine	Measured	4.3	8.0	199.6	1.1	27.6
	Indicated	18.1	10.7	36.4	6.2	21.2
	Total M+I	22.5	10.0	67.5	7.2	48.8
	Inferred	9.4	10.3	44.3	3.1	13.4

(1)	Mineral Resources are reported inclusive of Mineral Reserves.

(2)	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant risks. The Mineral Resources contained in the above table were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(3)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.

(4)	Tonnes, grade, and contained metal figures in totals may differ due to rounding.

(5)	The Brucejack Mineral Resource is reported at 3.5 g/t gold cut-off for the Valley of the Kings Zone and 5 g/t gold equivalent cut-off for the West Zone (AuEq = Au + Ag/53).

(6)	Mineral Resources exclude all Mineral Resource material mined prior to January 1, 2021.

(7)	See the 2020 Report, filed under our profile on the SEDAR website, for further details on the processes used for the estimation of Mineral Resources, including data verification measures undertaken.

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HEALTH AND SAFETY, ENVIRONMENT AND COMMUNITY

We are committed to the principles of sustainable development and conducting our activities in a safe, and an environmentally and socially responsible manner. Our core environmental, social and governance (“ESG”) values are: the safety of our employees and neighbouring communities, protecting the natural landscape and biodiversity including water quality, mitigating our impact on climate change, and operating ethically and transparently.

Health and safety

Our primary commitment is the health and safety of our employees, contractors and neighbouring communities in northwest BC. We worked 692,213 hours with 1 lost-time injury during the first quarter 2021. Our rolling twelve-month lost-time injury frequency rate at the end of the first quarter 2021 was 0.3 per 200,000 hours worked. Our rolling twelve-month total recordable injury frequency rate, which is a measure of all injuries that require the intervention of medically trained personnel, was 3.6 at the end of the first quarter of 2021.

COVID-19 continues to be a risk for our employees, contractors, their families, local communities and other stakeholders. We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic. We continue to follow the stringent COVID-19 infection prevention guidance and directives of federal, provincial and regional authorities in respect of general and mine site-specific protocols and we are working in close partnership with our medical service provider and BC Northern Health in this regard. Under the guidance of the local health authority, a program to administer COVID-19 vaccinations was initiated at the Brucejack Mine.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the directives provided by Ministry of Energy, Mines and Low Carbon Innovation Guidance to Mining and Smelting Operations during COVID-19; BC Ministry of Health, BC Centre for Disease Control: Protecting Industrial Camp Workers, Contractors, and Employers Working in the Agricultural, Forestry, and Natural Resource Sectors During the COVID-19 Pandemic (July 28, 2020); and all applicable orders issued by the Provincial Health Officer.

Environment

We have developed Environmental Management Plans (“EMPs”) to operate in a manner in accordance with our environmental policy as well as all regulatory requirements. The primary EMPs include plans for management of water quality and aquatic effects; air quality; metal leaching and acid rock drainage; wildlife; vegetation; and heritage resources, as well as plans for emergency spill response; chemicals and materials storage and handling; and waste management.

All environmental discharges remain in compliance with permits and applicable regulations.

Two spills to the environment occurred during the quarter which required external reporting to government authorities. Both incidents were categorized to have no potential for environmental impact. The spills were contained onsite and cleaned up as per our standard operating procedure.

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Community

We manage our impacts and contribute to the social and economic development of local communities. Our Social Responsibility Policy describes the principles that guide our activities in the area of community relations, and is supported by detailed management plans that govern the formal aspects of relationship management. The Economic and Social Effects Mitigation Plan addresses the scope of our initiatives for employment, training and contracting, and the Aboriginal Consultation Plan outlines our communication plans and commitments in the area of First Nations engagement.

As a proud corporate citizen of northwest BC, we value our relationships with Indigenous groups, local residents, and communities surrounding the Brucejack Mine. We make it a priority to ensure that benefits of jobs, income and community development opportunities remain in northwest BC.

At March 31, 2021 our total workforce at the Brucejack Mine was 1,277 people, including both direct employees and on-site contractors. We directly employed 783 people, of which 32% identified as Indigenous, 49% were from local communities in northwest BC and 91% were residents of BC.

We have entered into Cooperation and Benefits Agreements with local First Nations communities in respect of the Brucejack Mine. Under the terms of these agreements, we have committed to support local employment and provide economic benefits to these communities.

We continue to engage with local communities to offer support during the COVID-19 pandemic. We have been proactively communicating and collaborating with local communities and other local authorities about the health and safety protocols implemented at the Brucejack Mine. During the first quarter 2021, we donated personal protective equipment to local communities and contributed to bolstering rapid testing capabilities within the local community of Dease Lake.

We invest in local infrastructure, health care, education, cultural and community programs, and have continued these programs to the extent possible during the COVID-19 pandemic, with appropriate health and safety protocols.

OPERATING RESULTS

		For the three months ended
		March 31, 2021	March 31, 2020
Ore milled	t	341,057	345,139
Mill throughput	tpd	3,790	3,793
Head grade	g/t Au	8.2	7.8
Gold recovery	%	96.8	96.4
Gold produced	oz	85,795	82,888

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Mining and processing

During the three months ended March 31, 2021, a total of 341,057 tonnes of ore, equivalent to a throughput rate of 3,790 tonnes per day, were processed. This was a 1.2% decrease from the comparable period in 2020, in which a total of 345,139 tonnes of ore, equivalent to a throughput rate of 3,793 tonnes per day, were processed. The decrease in ore milled was due to operating at reduced throughput rates during the COVID-19 outbreak.

The mill feed grade averaged 8.2 grams per tonne gold for the first quarter 2021 compared to 7.8 grams per tonne gold in comparable period in 2020. Mill feed grade was higher due to planned mine sequencing and higher grade stopes mined in the period.

Gold recovery for the first quarter 2021 was 96.8% compared to 96.4% in the comparable period in 2020. Gold recovery improved slightly with higher head grade.

We continued our lateral development, achieving approximately 1,040 meters per month (2020 – 928 meters per month) for a total of 3,119 meters completed during the first quarter 2021 (first quarter 2020 – 2,784 meters). Despite achieving our targeted rate of 1,000 meters per month, the performance of lateral development was lower than anticipated due to the COVID-19 outbreak.

Diamond drilling activity continued to progress during the first quarter 2021 with up to six diamond drills on site conducting infill and resource expansion drilling. Infill diamond drilling targeted Mineral Reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 39,386 meters of diamond drilling was completed for the three months ended March 31, 2021. The rate of diamond drilling performance was reduced during the COVID-19 outbreak.

We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling. As of March 31, 2021, we had 276,000 drilled tonnes of stope inventory, an increase of 23.7% from 223,000 tonnes at December 31, 2020.

Gold and silver production

During the three months ended March 31, 2021, the Brucejack Mine produced 85,795 ounces of gold and 117,905 ounces of silver. For the comparable period in 2020, we produced 82,888 ounces of gold and 123,926 ounces of silver. The increase in production was due to higher head grade of 8.2 grams per tonne gold slightly offset by lower throughput.

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FINANCIAL RESULTS

Three months ended March 31, 2021 compared to the three months ended March 31, 2020

In thousands of USD, except where noted		For the three months ended
		March 31, 2021	March 31, 2020
			Restated(1)
Gold sold	oz	81,707	80,460
Average realized price(2)	$/oz	1,804	1,605

Revenue		$142,428	126,560
Cost of sales		$93,796	84,141
Net earnings for the period		$26,595	8,770
Per share - basic and diluted	$/share	0.14	0.05
EBITDA(2)		$68,060	56,260
Adjusted earnings(2,3)		$25,351	15,223
Per share - basic(2,3)	$/share	0.14	0.08

Production costs per tonne milled	$/t	198	179
Total cash costs(2)	$/oz	830	787
All-in sustaining costs(2)	$/oz	1,005	996

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(3)	In addition to the voluntary change in accounting policy related to E&E expenditures, adjusted earnings has been restated to reflect management’s new definition as described in the “Non-IFRS Financial Performance Measures” section.

Gold sales and revenue

For the three months ended March 31, 2021, we sold 81,707 ounces of gold, a 1.5% increase from 80,460 ounces of gold sold in the comparable period in 2020. The average realized gold price(1) was $1,804, a 12.4% increase from the average realized gold price(1) in the comparable period in 2020. The gold price rose over the course of 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. Although the gold price declined during the first quarter of 2021 it remained higher than in the comparative period of 2020. The average London Bullion Market Association AM and PM market price over the three months ended March 31, 2021 was $1,796 (2020 – $1,583) per ounce of gold.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

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Revenue of $142,428 for the first quarter 2021 increased by 12.5% from the first quarter 2020. The increase in revenue was primarily the result of higher average realized gold prices on higher ounces sold.

We sold 89,114 ounces of silver generating $2,216 in revenue during the three months ended March 31, 2021 compared to 114,640 ounces of silver generating $1,812 in revenue in the comparable period in 2020. The increase in revenue was the result of higher silver prices offset by lower ounces sold.

Our revenues were also impacted by an increased loss on trade receivables at fair value compared to the comparable period in 2020. The loss on trade receivables at fair value represents provisional pricing adjustments on gold concentrate sales that have been recognized and await final contractual commodity pricing in a future month.

Cost of sales

Cost of sales for the three months ended March 31, 2021 were $93,796 compared to $84,141 in the comparable period in 2020. Cost of sales increased primarily due to higher production costs and depreciation and depletion expense.

Cost of sales includes total production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

For the three months ended March 31, 2021, production costs were $67,396 compared to $61,688 in the comparable period in 2020. Significant movements in production costs included:

●	A majority of our production costs are incurred in CAD. During the three months ended March 31, 2021, the average foreign exchange rate was C$1.2660 to $1.00 (2020 – C$1.3449 to $1.00). The impact of the strengthening CAD resulted in an increase in production costs of approximately $5,300 compared to the comparable period in 2020.

●	Mine general and administrative costs increased primarily due to COVID-19 safety and testing protocols including additional costs for transportation of employees to and from the Brucejack Mine and contractors to administer COVID-19 testing protocols. We incurred additional production costs of $2,650 (2020 – nil) in the first quarter 2021, primarily in mine general and administrative costs, related to the COVID-19 safety and testing protocols as well as the outbreak at the Brucejack Mine.

●	Production costs decreased in respect of contractors and supplies and consumables due to lower tonnes mined, reduced levels of production drilling and lower blasting and ground support costs in the amount of $1,440.

Depreciation and depletion included in cost of sales for the three months ended March 31, 2021 was $23,856 compared to $21,147 in the comparable period in 2020. The increase in depreciation and depletion was due to increased gold ounces mined in the period.

Change in inventories reflects timing of inventory produced and subsequently sold in the period. For the three months ended March 31, 2021, the change in inventories resulted in a recovery of $2,482 (2020 – $3,335) as there were higher levels of inventory on hand compared to the prior quarter end.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	16

Unit cost performance

Total production costs

In thousands of USD,	For the three months ended
except for tonnes and per tonne data	March 31,			March 31,
	2021			2020
Ore milled (tonnes)	341,057			345,139
Mining	$33,707	$/t	99	$31,389	$/t	91
Processing	6,911		20	7,320		21
Surface services and other	10,360		30	11,137		32
Mine general and administrative	16,418		48	11,842		34
Total production costs	$67,396	$/t	198	$61,688	$/t	179

Total production costs for the three months ended March 31, 2021 averaged $198 per tonne, an increase from $179 per tonne in the comparable period in 2020. Production costs per tonne increased for the same reasons as noted above and due to a 1.2% decrease in tonnes milled in the first quarter of 2021 as compared to the comparable period of 2020.

The strengthening of the CAD resulted in an increase in production costs by approximately $16 per tonne.

Additional production costs incurred for COVID-19 resulted in an additional $8 per tonne (2020 – nil) of mine general and administrative cost in the first quarter of 2021 as compared to the comparable period in 2020. This was partially offset by lower production costs of $4 per tonne due to lower spending on contractors, supplies and consumables.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended March 31, 2021 were $830 per ounce of gold sold compared to $787 per ounce of gold sold in the comparable period in 2020. Total cash costs(1) increased due to higher production costs for the reasons discussed above.

AISC(1) for the three months ended March 31, 2021 totaled $1,005 per ounce of gold sold compared to $996 per ounce of gold sold in the comparable period in 2020. AISC(1) increased for the same reasons as total cash costs(1) offset by lower treatment and refinery charges and corporate administrative costs. Sustaining capital expenditures, a component of AISC(1), for the three months ended March 31, 2021 were $5,786, slightly lower than $5,967 in the comparable period of 2020.

The movement in the CAD-USD foreign exchange rate during the first quarter of 2021 impacted total cash costs(1) and AISC(1) by approximately $65 per ounce of gold sold in the period.

Costs associated with COVID-19 safety protocols and the COVID-19 outbreak impacted total cash costs(1) and AISC(1) by approximately $32 per ounce of gold sold in the first quarter of 2021, compared to nil in the comparable period of 2020 as we did not incur costs associated with the COVID-19 pandemic until April 2020.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	17

Other expenses

Corporate administrative costs for the three months ended March 31, 2021 were $4,445 compared to $5,576 in the comparable period in 2020. The decrease was primarily due to termination costs in the amount of $2,234 incurred in 2020 for the departure of the former President and Chief Executive Officer. This was offset by an increase in share-based compensation in the amount of $1,490 due to new grants of restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) under the Company’s long-term incentive compensation plan.

During the three months ended March 31, 2021, we incurred interest and finance expense of $3,953 compared to $7,722 in the comparable period in 2020. The decrease in interest and finance expense was primarily the result of a decrease in the outstanding balance of our senior secured loan facility (“Loan Facility”) and a decrease in the overall effective interest rate on our Loan Facility from 5.0% to 3.6% driven by a decrease in London Inter-Bank Offered Rate (“LIBOR”) from 1.6% to 0.1%.

For the three months ended March 31, 2021, we recognized a current income tax expense of $1,444 and a deferred income tax expense of $12,567, compared to $1,327 and $19,118 respectively in the first quarter of 2020.

For the three months ended March 31, 2021, current income tax expense was $1,444 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $1,327 in the comparable period in 2020. These amounts represent cash taxes payable.

Currently, we do not have federal and other provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools and pre-operating tax losses. We do not anticipate paying cash taxes for federal and provincial income taxes for three to four years, based on the 2020 life of mine plan detailed in the 2020 Report and current gold prices. Once we are in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

We are subject to Canadian federal and BC provincial income taxes with an aggregate rate of 27%. We are also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies, which is deductible for federal and provincial income taxes.

The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets related to the Brucejack Mine recorded with application of IAS 12, Income Taxes, initial recognition exemption (“IRE”), which results in no corresponding deferred income tax recovery as the assets are amortized. As a result, this will increase our deferred income tax expense over the remaining life of the Brucejack Mine; however, it will not impact cash taxes. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	18

For the three months ended March 31, 2021, our effective tax rate, including both current and deferred income taxes, was 34.5% (2020 – 70.0%). Our effective tax rate was impacted in the period by the following items:

●	A deferred income tax recovery of $946 (2020 – expense of $7,551) related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.2732: $1.00 to C$1.2575: $1.00 as of March 31, 2021 and 2020, respectively; and

●	A deferred income tax expense of $846 (2020 – $1,586) from the amortization of the IRE.

Excluding the impact of the adjustments noted above, our effective tax rate for the three months ended March 31, 2021 was 34.8% (2020 – 38.7%).

Net earnings, EBITDA(1) and adjusted earnings(1)

Net earnings and comprehensive earnings for the three months ended March 31, 2021 were $26,595 compared to $8,770 for the comparable period in 2020. The increase in net earnings was primarily attributed to higher gold prices realized on higher ounces sold, a decrease in interest and finance expense on the Loan Facility, a decrease in deferred income tax expense partially offset by an increase in production costs.

EBITDA(1) of $68,060 in the first quarter 2021 increased by 21.0% from $56,260 in the comparable period primarily due to increased revenues partially offset by higher production costs.

Adjusted earnings(1) for the three months ended March 31, 2021 was $25,351 compared to $15,223 for the comparable period in 2020. Adjusted earnings was impacted by the same reasons as net earnings as well as fluctuations in foreign exchanges rates during the period.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

In thousands of USD	For the three months ended
	March 31,	March 31,
	2021	2020
		Restated(1)
Cash flow information
Cash generated by operating activities	$61,263	$51,284
Cash used in financing activities	(17,640)	(22,941)
Cash used in investing activities	(10,294)	(9,481)
Effect of foreign exchange rate changes on cash and cash equivalents	852	(1,470)
Change in cash and cash equivalents	$34,181	$17,392
Free cash flow(2)	$50,969	$41,803

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	19

We generated $61,263 in operating cash flows for the three months March 31, 2021 compared to $51,284 for the comparable period in 2020. The increase in cash flows generated from operations is primarily due to higher gold prices on higher gold ounces sold, partially offset by higher production costs.

We used $17,640 in financing cash flows for the three months ended March 31, 2021 compared to $22,941 in the comparable period in 2020. In the first quarter 2021, financing cash outflows included $16,667 (2020 – $16,667) of repayments on the Loan Facility, payment of $2,268 (2020 – $5,669) in interest related to the Loan Facility and convertible notes and lease payments of $1,979 (2020 – $1,614) offset by proceeds from the exercise of share options of $3,274 (2020 - $1,009).

Cash used in investing activities for the three months ended March 31, 2021 was $10,294 compared to $9,481 for the comparable period in 2020. For the three months ended March 31, 2021, cash used in investing activities related to sustaining and expansion capital expenditures in the amount of $13,460 (2020 – $9,571).

During the three months ended March 31, 2021, we incurred $5,786 on sustaining capital expenditures compared to $5,967 in the comparable period in 2020. Sustaining capital expenditures during the period included underground resource drilling. In the comparable period in 2020, sustaining capital expenditures included the purchase of two reverse circulation drills, initial construction costs for the new bulk gravity lab and capitalized development costs.

During the three months ended March 31, 2021, we incurred $9,739 on expansion capital expenditures. Significant expansion capital expenditures during the period included initial construction costs for the new permanent camps at Brucejack, the new assay lab and integrated core shack.

Free cash flow(1) for the three months ended March 31, 2021 was $50,969 compared to $41,803 for the comparable period in 2020.

Capital resources

In thousands of USD	March 31,	December 31,
	2021	2020
		Restated(1)
Cash and cash equivalents	$208,934	$174,753
Working capital(2) surplus	14,035	75,578
Long-term debt	86,368	195,958

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	20

Our cash and cash equivalents as at March 31, 2021 totaled $208,934, increasing by $34,181 from $174,753 as at December 31, 2020. The increase in cash and cash equivalents was primarily due to free cash flow(1) of $50,969 less cash used in financing activities of $17,460 for the three months ended March 31, 2021.

We have a working capital(1) surplus of $14,035 as at March 31, 2021 compared to $75,578 as at December 31, 2020. The decrease in working capital is primarily due to the classification of the convertible debt in the amount of $94,675 from non-current to current as its maturity date is March 15, 2022, offset by the increase in cash and cash equivalents.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $10,685 (2020 – $12,883), inventories of $22,844 (2020 – $19,437) and accounts payable and accrued liabilities of $67,086 (2020 – $64,828). As at March 31, 2021, there were 2,657 ounces of gold doré and 2,567 ounces of gold in concentrate in finished goods inventory recorded at a cost of $1,041 per ounce, including depreciation and depletion.

At March 31, 2021, the undrawn portion of the Loan Facility was $160,330 with $1,670 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement. Subsequent to the quarter end, we voluntarily repaid the entire remaining amount of $38,000 on the revolving portion of our Loan Facility.

We monitor forecasted liquidity in the form of cash and cash equivalents as well as amounts available under the revolving portion of the Loan Facility to ensure we have sufficient resources to meet operational costs, capital investments, scheduled debt repayments and other commitments.

Factors that could impact our liquidity are monitored regularly and include the gold price, foreign exchange rates, production levels, operating costs, the COVID-19 pandemic and capital costs. The COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. We continue to monitor the risk associated with the COVID-19 pandemic on our liquidity position.

We have filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the United States, which allows us to offer up to $600,000 of common shares, debt securities, warrants, units, subscription receipts and share purchase contracts from time to time until July 2022.

At current gold prices, we believe our cash and cash equivalents on hand, our available liquidity under the Loan Facility and future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for the next twelve months. With respect to medium- and longer-term capital requirements, we believe that operating cash flow, our active management of our operations and development activities, and where appropriate, capital available through financing sources such as debt and equity funding, will enable us to maintain our capacity, meet our planned growth and/or fund development activities.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	21

Commitments

The following table provides our contractual and decommissioning and restoration commitments as of March 31, 2021.

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$238	$117	$-	$22,809	$23,164
Lease obligations	6,549	5,833	9	-	12,391
Purchase commitments(1)	4,718	-	-	-	4,718
Short-term lease commitments	591	-	-	-	591
Financing activities:
Principal repayments on Loan Facility	66,667	88,000	-	-	154,667
Repayment of convertible notes	102,250	-	-	-	102,250
Interest payments on Loan Facility(2)	3,614	1,353	-	-	4,967
	$184,627	$95,303	$9	$22,809	$302,748

(1)	Purchase commitments relate primarily to production costs and capital projects at the Brucejack Mine.

(2)	Interest payments on Loan Facility represent our reasonable estimate based on current LIBOR and our projected applicable margin in accordance with the terms of the Loan Facility.

Refer to the “Business Outlook and 2021 Guidance” section below, for a discussion of capital expenditures we expect to undertake in 2021. We expect to finance these capital expenditures from existing cash on hand and free cash flow(1).

EXPLORATION, RESOURCE EXPANSION AND DEFINITION DRILLING

Two exploration programs are planned for 2021: a definition and resource expansion program adjacent to the Brucejack Mine infrastructure, and a near-mine exploration program.

The 2021 Brucejack definition and resource expansion drill programs are anticipated to total approximately 195,000 meters of drilling. The definition drill program (60%) consists of in-reserve definition drilling within the Mineral Reserve and in-resource and sustaining drilling within the Mineral Resource but outside the Mineral Reserve. The resource expansion drill program (40%) consists of resource expansion drilling beyond the Mineral Resource. Resource expansion drilling will target near-mine zones with the potential to extend mineralization underground towards the West Zone, Galena Hill, Gossan Hill, and Bridge Zone. Initially, six drills are planned to be deployed underground, with an additional two surface drills to be added during the summer.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	22

Drilling categories		Q1 2021	Planned 2021
In-reserve definition and in-resource sustaining	m	15,125	113,000
Resource expansion	m	24,261	82,000
Total	m	39,386	195,000
Near-mine exploration	m	-	18,000

Resource expansion drilling continued through the first quarter 2021 with 24,261 meters completed within the North Zone and 1080 Level, targeting previously identified mineralization outside of the current Mineral Resource. Refer to the “Significant Business Developments” section of this MD&A.

The 2021 near-mine exploration program will focus on the new discovery at Hanging Glacier, which is easily accessible in summer from the Brucejack Mine using existing exploration trails. A 10,000-meter surface drill program is planned in the summer months to delineate the high-grade gold corridors and test for higher-grade, epithermal-style veins higher up in the stratigraphy. A high-resolution drone magnetic survey and an induced polarity (IP) survey are also being planned to further delineate the monzonitic porphyry intrusion and aid in targeting along the mineralized contacts.

Additional near-mine exploration efforts will focus on the four-kilometer trend of highly-altered rocks which outcrop from Hanging Glacier Zone northwest of the Brucejack Mine to Bridge Zone located southeast of the mine. Generative exploration work, including prospecting, soil sampling, and geophysical surveys, will be conducted to test the potential of these zones and develop new near-mine exploration targets. An additional 8,000 meters of surface drilling is planned to test these zones and expand upon the mineralization potential surrounding the Brucejack Mine.

BUSINESS OUTLOOK AND 2021 GUIDANCE

Our 2021 guidance, previously announced in our news release dated January 18, 2021, is summarized in the table below. Our 2021 guidance remains unchanged. However, due to the variable nature of the precious metals mineralization at the Brucejack Mine, as well as other factors, operational and financial results can vary from quarter to quarter. Achieving our 2021 guidance assumes that there is no new significant impact on operations at the Brucejack Mine, including due to the COVID-19 pandemic or a further outbreak at the mine or disruptions to our suppliers, contractors or customers. See the “Risks and Uncertainties” section of this MD&A.

		2021 Guidance
Gold production	oz	325,000	-	365,000
Average grade	g/t Au	7.5	-	8.5
Recovery rate	%		~	97%
Total cash cost	$/oz	820	-	920
Sustaining capital		$50,000		55,000
AISC	$/oz	1,060	-	1,190
Expansion capital		$55,000	-	65,000
Free cash flow(1)		$120,000	-	170,000

(1)	Free cash flow is based on a gold price of $1,700 per ounce.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	23

Gold production for 2021 is expected to be in the range of 325,000 to 365,000 ounces. The processing rate is expected to average 3,800 tonnes per day with average annual gold grade between 7.5 grams per tonne to 8.5 grams per tonne at a targeted gold recovery of 97%.

Due to the impacts of the COVID-19 outbreak on operational activities, combined with performance issues with several stopes during and following the outbreak, we currently expect gold production and grade in the second quarter of the year to be below our guidance range on an annualized basis.

AISC(1) for 2021 is expected to range from $1,060 to $1,190 per ounce of gold sold with total cash costs(1) expected to range from $820 to $920 per ounce of gold sold. The total cash cost(1) and AISC(1) estimates in 2021 as compared to the actual costs for 2020 reflect the investments in an accelerated rate of underground development, comprehensive drill programs and improvement-oriented capital expenditures. For the three months ended March 31, 2021, AISC(1) of $1,005 per ounce of gold sold was below our annual guidance range, and we do not expect this to be the case for the balance of 2021.

As the threat of COVID-19 remains a risk, we expect to continue to incur additional costs to safely sustain operations and minimize the potential of another outbreak at the Brucejack Mine of approximately $15 per ounce of gold sold in 2021.

We expect to continue advancing underground development at a rate in excess of 1,000 meters per month through 2021 that will expand access underground. The expanded access should provide more flexibility to build drilled-off stope inventory, allow mining operations to optimize production and provide additional platforms for resource expansion drilling.

Sustaining capital expenditures, a component of AISC(1), are forecasted to be between approximately $50,000 to $55,000, and include the capitalized portion of underground development and drill programs as well as improvement-oriented expenses, such as electric underground haul trucks to reduce costs related to ventilation and maintenance, increase productivity and reduce our carbon footprint.

We are currently expecting to incur the low end of the guidance range for sustaining capital expenditures given reduced activity levels in respect of underground development and drill programs and improvement-oriented projects in the first quarter due to the COVID-19 outbreak at the Brucejack Mine. We anticipate sustaining capital levels increasing in the second and third quarters relative to the first quarter 2021.

Corporate administrative costs, a component of AISC(1), are forecasted to be between approximately $18,000 to $22,000, including share-based compensation expense.

Free cash flow(1) for 2021 is expected in the range of $120,000 to $170,000 at a gold price of $1,700 per ounce. The 2021 free cash flow(1) forecast includes expansion-oriented capital expenditures which total approximately $55,000 to $65,000. Expansion capital expenditures include construction of permanent camps and projects to support growth and to improve the efficiency of operations. The free cash flow(1) forecast also includes expenditures related to the 2021 near-mine exploration program.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	24

We are currently expecting to incur the top end of our guidance range for expansion capital expenditures due to increased costs of input materials, based on more recent estimates provided by vendors, detailed engineering being completed and, to a lesser extent, the strengthening of the CAD relative to the USD.

The average gold grade processed is one of the primary drivers of our financial and operational guidance and financial results. Given the highly variable and nuggety nature of the precious metal mineralization at the Brucejack Mine, the average mill feed grade processed and thus gold production levels can also exhibit variability which could be material, including over shorter periods such as quarterly financial periods.

SUMMARY OF QUARTERLY RESULTS

The following table contains selected quarterly operational and financial information derived from our unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting. All amounts included in the table below (other than for 2021 Q1) have been restated to account for the voluntary change in accounting policy related to E&E expenditures.

In thousands of USD,	2021	2020	2020	2020	2020	2019	2019	2019
except per share data	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
		Restated	Restated	Restated	Restated	Restated	Restated	Restated
Gold produced	85,795	88,299	86,136	90,419	82,888	96,237	88,227	90,761
Gold sold	81,707	90,348	81,068	96,047	80,460	93,248	90,713	85,953
Revenue	$142,428	$169,582	$154,876	$166,567	$126,560	$135,484	$132,735	$113,202
Net and comprehensive earnings (loss)	$26,595	$(102,796)	$31,215	$36,107	$8,770	$24,786	$5,122	$12,570
Earnings (loss) per share - Basic and diluted	$0.14	$(0.55)	$0.17	$0.19	$0.05	$0.13	$0.03	$0.07
EBITDA(1)	$68,060	$88,425	$77,929	$86,137	$56,260	$75,126	$57,597	$45,441
AISC(1)	$1,005	$1,009	$1,016	$911	$996	$866	$878	$940

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Our financial results are primarily driven by gold production, the average realized price(1) of gold and cost of sales. Significant changes in any of these factors directly impact our revenue, net earnings (loss) and comprehensive earnings (loss) and EBITDA(1). In addition:

●	Our financial results for the three months ended December 31, 2020 were significantly impacted by the sale of the Snowfield Property to a subsidiary of Seabridge Gold Inc., which resulted in a loss on sale of E&E asset in the amount of $130,181 and a deferred income tax expense impact of $19,370. The impact of the sale of Snowfield was a loss per share of $0.80;

●	Throughout the 2020 periods, our financial results were also impacted by the 2020 update to the Mineral Reserve and Mineral Resource, as detailed in the 2020 Report which impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020; and

●	Our financial results for the 2019 periods were impacted by the 2019 update to the Mineral Reserve and Mineral Resource which impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the offtake obligation commencing in the second quarter of 2019. Our financial results for the second and third quarters of 2019 were also impacted by the loss on financial instruments at fair value for adjustments to the offtake obligation.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	25

OUTSTANDING SHARE DATA

As at May 4, 2021, we had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	187,833,084			-
Share options	535,590	$9.73 - $15.17	CAD	1.64
Convertible notes	6,250,000	$16.00	USD	0.86
RSUs(1)	686,089		CAD	2.28
PSUs(1)	238,868		CAD	2.50
	195,543,631

(1)	We may settle RSUs and PSUs in cash or our common shares, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

We have included certain non-IFRS measures in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate our underlying performance and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	26

Total cash costs

We report total cash costs on a gold ounce sold basis. We believe that, in addition to measures prepared in accordance with IFRS, such as revenue, this information can be used to evaluate our performance and ability to generate operating earnings and cash flow from our mining operations. We use this metric to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2021	2020
		Restated (1)
Gold ounces sold	81,707	80,460
Total cash costs reconciliation
Cost of sales	$93,796	$84,141
Less: Depreciation and depletion	(23,628)	(19,215)
Less: Silver revenue	(2,216)	(1,812)
Less: Site share-based compensation	(152)	171
Total cash costs	$67,800	$63,285
Total cash costs per ounce of gold sold	$830	$787

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	27

All-in sustaining costs

We believe that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”). The WGC is not a regulatory organization. We calculate AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding significant projects considered expansionary in nature), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus expansion capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2021	2020
		Restated (1)
Gold ounces sold	81,707	80,460
All-in sustaining costs reconciliation
Total cash costs	$67,800	$63,285
Sustaining capital expenditures (2)	5,786	5,967
Accretion on decommissioning and restoration provision	63	89
Treatment and refinery charges	2,095	3,995
Payments on lease obligations	1,979	1,614
Site share-based compensation	152	(171)
Corporate administrative costs (3)	4,226	5,378
Total all-in sustaining costs	$82,101	$80,157
All-in sustaining costs per ounce of gold sold	$1,005	$996

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	Sustaining capital expenditures includes deferred development costs.

(3)	Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

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Average realized price

We use average realized price per ounce of gold sold to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2021	2020
Revenue from contracts with customers	$147,493	$126,934
Treatment and refining charges	2,095	3,995
Less: Silver revenue	(2,216)	(1,812)
Gold revenue(1)	$147,372	$129,117
Gold ounces sold	81,707	80,460
Average realized price per ounce of gold sold	$1,804	$1,605

(1)	Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $5,065 (2020 – $374).

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EBITDA

We use EBITDA to better understand our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

EBITDA is defined as net earnings before interest and finance expense, interest and finance income, current income tax expense, deferred income tax expense, depreciation and depletion. EBITDA is also adjusted for non-recurring transactions including loss on sale of E&E assets and (gain) loss on financial instruments at fair value.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per share data	March 31,	March 31,
	2021	2020
		Restated (1)
Net earnings for the period	$26,595	$8,770
Interest and finance expense	3,953	7,722
Interest and finance income	(345)	(90)
Current income tax expense	1,444	1,327
Deferred income tax expense	12,567	19,118
Depreciation and depletion	23,846	19,413
EBITDA	$68,060	$56,260

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

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Adjusted earnings and adjusted basic earnings per share

We use adjusted earnings and adjusted basic earnings per share to measure our underlying operating and financial performance.

Effective January 1, 2021, we changed the definition of adjusted earnings to better reflect what we consider our underlying operations of the business. All prior periods have been restated to reflect the new definition of adjusted earnings.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of our underlying operations, including: foreign exchange (gain) loss; (gain) loss on financial instruments at fair value; the impact of foreign exchange on Canadian denominated tax attributes, (gain) loss on financial instruments at fair value and non-recurring loss on sale of E&E assets and associated tax impacts. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

In prior periods, adjusted earnings was defined as net earnings adjusted to exclude the following: accretion on convertible notes, amortization of Loan Facility transaction costs, deferred income tax expense, (gain) loss on financial instruments at fair value and the non-recurring loss on sale of E&E asset.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per share data	March 31,	March 31,
	2021	2020
		Restated(1)
Basic weighted average shares outstanding	187,730,921	185,402,860
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings for the period	$26,595	$8,770
Adjusted for:
Foreign exchange gain	(298)	(1,098)
Foreign exchange (gain) loss on CAD denominated tax attributes	(946)	7,551
Adjusted earnings	$25,351	$15,223
Adjusted basic earnings per share	$0.14	$0.08

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

As a result of the change in the adjusted earnings definition, our adjusted earnings per share has been reduced by $0.08 per share in the first quarter 2021 and $0.07 per share in the comparable period in 2020 when compared to the prior definition.

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Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash used in investing activities. We use this measure as an indicator of the cash generated from our operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per share data	March 31,	March 31,
	2021	2020
		Restated (1)
Cash generated by operating activities	$61,263	$51,284
Cash used in investing activities	(10,294)	(9,481)
Free cash flow	$50,969	$41,803

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

Working capital

Working capital is defined as current assets less current liabilities and is used to monitor our liquidity.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD	March 31, 2021	December 31, 2020
		Restated(1)
Current assets	$242,463	$207,073
Current liabilities(2)	228,428	131,495
Working capital surplus	$14,035	$75,578

(1)	Amounts included in the table above for the three months ended March 31, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Changes in Accounting Policies” section of this MD&A.

(2)	As at March 31, 2021, current liabilities include the current portion of our Loan Facility in the amount of $66,667 (December 31, 2020 – $66,667) and the current portion of the convertible note in the amount of $94,675.

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CONTINGENCIES

We are involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters may take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is our belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

On December 7 and 8, 2020, the Court heard the Company’s and Robert Quartermain’s motion for summary judgment to dismiss the Wong Action and the plaintiff’s cross-motion for summary judgment to allow the Wong Action. On February 2, 2021 the Court allowed the defendants’ motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action. The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Securities Act (Ontario). On March 1, 2021, the plaintiff filed a Notice of Appeal with the Court of Appeal for Ontario, appealing the Court’s decision.

The Company believes that the allegations made against it in the Wong Action are meritless and it will continue to vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of BC.

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The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of BC partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company. In February 2021, Bear Creek filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act. The Company is participating in those proceedings as a creditor of Bear Creek.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our President and Chief Executive Officer (“CEO”), our Vice President and Chief Operating Officer (“COO”), our Vice President and Chief Financial Officer (our “CFO”), our Vice President, Legal and Corporate Secretary (“VP Legal”) and our Vice President, Environment and Regulatory Affairs (“VP Environment”). Under the employment agreements, our officers, including the CEO, COO, CFO, VP Legal and VP Environment receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors. Our officers are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires us to exercise judgment in the process of applying our accounting policies. Estimates and judgments are regularly evaluated and are based on our experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that we have made in the preparation of the financial statements that could result in a material effect in the next twelve months on the carrying amounts of assets and liabilities.

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of our accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes, and necessarily requires estimation in respect of these factors. To the extent that these factors or assumptions change from period to period, resulting a conclusion that an impairment is necessary with respect to mineral properties, plant and equipment, such impairment could have a material impact on the carrying amounts of such assets. We have assessed impairment indicators for our mineral properties, plant and equipment and have concluded that no impairment indicators exist as of March 31, 2021.

Sources of estimation uncertainty

Mineral Reserves and Mineral Resources

We estimate our Mineral Reserves and Mineral Resources based on information compiled and reviewed by qualified persons (“QP”) as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Mineral Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, capital costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Mineral Resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of Mineral Reserves and may, ultimately, result in the Mineral Reserves being revised, which may have a material impact on the carrying amounts of our assets.

CHANGES IN ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2020 and 2019.

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Change in accounting policy – E&E expenditures

We adopted a voluntary change in our accounting policy for E&E expenditures, effective January 1, 2021 applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, we recognize these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, our policy was to capitalize E&E expenditures as E&E assets.

Management believes this change in accounting policy results in a more relevant and reliable policy as it is better aligned with IFRS conceptual framework with respect to the definition of an asset and more consistent with our peer group.

This change in accounting policy has resulted in the adoption of the following accounting policies effective January 1, 2021.

Mineral properties

Mineral properties are measured at cost less accumulated depletion and accumulated impairment losses. Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition. Upon the achievement of commercial production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated proven and probable reserves of the mine.

E&E expenditures

The costs of acquiring exploration stage properties, including transaction costs, in a business combination or asset acquisition are capitalized as an E&E asset at cost.

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by NI 43-101.

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combination or asset acquisitions. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

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E&E expenditures are expensed until it has been determined that a property is technically feasible and commercially viable, in which case, subsequent evaluation costs incurred to develop a mineral property are capitalized.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, the asset balance is reclassified to mineral properties within mineral properties, plant and equipment.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●	The extent to which Mineral Reserves and Mineral Resources as defined in NI 43-101 have been identified through a feasibility study or similar document;

●	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

●	The status of environmental permits; and

●	The status of mining leases or permits

E&E assets are tested for impairment immediately prior to reclassification to mineral properties.

Government incentive tax credits

We incur expenditures where government incentive tax credits are available to offset specific expenditures incurred. These tax credits are recorded as a receivable when the amount is reliably measurable, and it is considered probable that the tax credit will be recovered. If we receive the benefit of a tax credit prior to satisfying requirements under the government program, it will be deferred as a liability and recorded in accounts payable and accrued liabilities.

Impact of the change in accounting policy

We reclassified all post acquisition E&E expenditures that were capitalized as E&E and reported in mineral properties, plant and equipment prior to the demonstration of technical feasibility and commercial viability as E&E costs. Initial acquisition costs of the Brucejack Mine and the Snowfield Property (which was sold to a subsidiary of Seabridge Gold Inc. in December 2020) were unaffected by the change in accounting policy. All capitalized amounts for E&E assets associated with other projects, including regional drilling and exploration work on the Bowser Claims and our Porphyry Potential Deep Hole Drilling Project, were retrospectively expensed.

All BC mineral exploration tax credits associated with exploration costs that were offset against E&E assets, have been reclassified through E&E costs.

The change in accounting policy materially affected the opening deficit and accumulated other comprehensive loss as of January 1, 2020, mineral properties, E&E assets and deferred income taxes. Refer to Note 2b of the condensed consolidated interim financial statements for a reconciliation of all adjustments related to the accounting policy change.

The change in accounting policy will reduce our depreciation and depletion expense by approximately $57 per ounce remaining in our existing Mineral Reserve for the Brucejack Mine.

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NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

●	The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from mineral properties, plant and equipment amounts received from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendment will require sales proceeds and related costs to be recognized in the statement of earnings (loss). The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. This amendment is not expected to have a material impact on our business or financial statements.

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any impact on us.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Our trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as fair value through profit or loss (“FVTPL”) with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the RSU liability and the DSU liability, the Loan Facility and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

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The RSU liability and DSU liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Financial risk management

We have exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our use of financial instruments.

Risk management is carried out under the oversight of, and policies approved by, the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect our cash flows or value of our financial instruments.

Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings (loss).

We are exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

In addition to currency risk from financial instruments, a majority of our mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

We evaluate opportunities to hedge a portion of our exposure to currency fluctuations using forward contracts. We have no foreign exchange forward contracts as of March 31, 2021.

Interest rate risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

We are subject to interest rate risk with respect to our Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

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Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside our control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final settlement. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

For the three months ended March 31, 2021, we have not hedged the price of any commodity.

Credit risk

Credit risk is the risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our financial assets including cash and cash equivalents, trade receivables and restricted cash.

We limit our exposure to credit risk on financial assets through investing our cash and cash equivalents and restricted cash with high-credit quality financial institutions. We believe the risk of loss related to these deposits to be low. We regularly evaluate changes in the status of our counterparties.

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. We sell our refined gold on spot contracts to financial institutions in Canada and our concentrates to trading companies. We sell our silver to refineries located in Canada and other jurisdictions and trading companies. We have had limited instances of default from our counterparties. We regularly evaluate the counterparties to which we sell our product. We are not economically dependent on a limited number of customers for the sale of our gold and silver as our products can be sold through numerous world-wide commodity markets and traders. As at March 31, 2021, we have $6,794 (December 31, 2020 – $8,377) of receivables related to our gold and silver revenue. As these receivables are measured at FVTPL, expected credit losses are incorporated into the estimate of fair value.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand. To the extent there is not sufficient liquidity in the form of cash and cash equivalents to meet obligations or to mitigate the impact of potential risks such as COVID-19, we will consider drawing on the revolving portion of the Loan Facility (to the extent available), or by securing additional debt and/or equity funding.

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We have issued surety bonds and letters of credit to support future decommissioning and restoration provisions.

Our financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the Loan Facility and convertible notes.

For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, with the participation of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management with the participation of the CEO and the CFO, assessed the effectiveness of our internal control over financial reporting as at December 31, 2020. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

There have been no significant changes in our internal controls during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A, those identified in our Annual Information Form and Form 40-F, each dated March 26, 2021, for the year ended December 31, 2020 and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “our Disclosure Documents”). You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

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STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of our expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts (including, without limitation, impacts on our capital projects and associated costs and schedules) and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine processing and production rate and gold recovery rate; capital modifications and upgrades, underground development and exploration drilling and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith; debt, operating, decommissioning, restoration and other obligations and commitments including their payment and timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the RC drill program, our definition, sustaining, expansion and underground exploration drill programs, our near-mine exploration program and our grassroots exploration program, and the specifications, targets, results, benefits, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated LOM and LOM Plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and LOM Plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our officer compensation policy, approach and practice; our relationship with community stakeholders; litigation matters, including our expectations with regards to the merits thereof and liability resulting therefrom; environmental matters; payment of taxes, our tax rate and the recognition of our previously unrecognized income tax attributes; changes in accounting policies and new accounting standards applicable to us (including methods of adoption) and their effects and anticipated impacts; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

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Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic and at the Brucejack Mine on our business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations;

●	the effectiveness of our COVID-19 management plans, related protocols and preventative measures;

●	the effect of restrictive covenants pursuant to the Loan Facility;

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

●	our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold and silver price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based;

●	uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties and expansion of our operations;

●	our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues and cash flow in the future;

●	failure of counterparties to perform their contractual obligations;

●	general economic conditions;

●	the inherent risks in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

MANAGEMENT’S DISCUSSION & ANALYSIS FIRST QUARTER 2021	43

●	transportation, processing and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation and the detrimental effects of climate change;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	maintaining our social license to operate;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation and mine closure requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency exchange rate fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;

●	the ability of our new officers to successfully transition into their roles;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery laws;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

●	significant growth could place a strain on our management systems;

●	share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;

●	failure to comply with certain terms of the convertible notes;

●	reputational risks;

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●	the adequacy of our environmental, social and governance practices and reporting, and their impact on our reputation and ability to obtain financing;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions and our operational and financial performance;

●	our ability to pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on our assumptions, beliefs, expectations and opinions on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Mine; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the litigation we are currently involved in. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. We caution that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based, is provided in our other disclosure documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC website at www.sec.gov.

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Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and our Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this MD&A was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

QUALIFIED PERSONS

Patrick Godin, P.Eng., our COO is a QP, as defined by NI 43-101 and has reviewed and approved the scientific and technical information contained in this MD&A, other than in respect of the resource expansion underground drilling program.

Stephanie Wafforn, P.Geo., our Resource Manager is the QP, as defined by NI 43-101, responsible for the resource expansion underground drilling program and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

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